Great Wolf Resorts, Inc.

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings

Amounts in thousands

Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings
Earnings:
Add:	Pre-tax income/loss from continuing operations before adjustment for noncontrolling interest or income/loss from equity investees	$(11,425)	$(21,755)	$(25,220)	$(55,390)	$(27,863)	$(45,378)
	Fixed charges	26,155	16,770	53,095	53,983	41,749	33,861
	Amortization of capitalized interest	2,565	1,336	4,081	4,095	4,355	3,336
	distributed income of equity investees	—	—	—	—	—	—
	your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

		17,295	(3,649)	31,956	2,688	18,241	(8,181)

Less:	Interest capitalized	—	—	—	—	1,761	4,714
	preference security dividend requirements of consolidated subs	—	—	—	—	—	—
	Noncontrolling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	(90)	(15)	(19)	(9)	—	—

		(90)	(15)	(19)	(9)	1,761	4,714

Total Earnings		$17,385	$(3,634)	$31,975	$2,697	$16,480	$(12,895)

Fixed Charges:
	Interest expensed	$26,126	$16,016	$47,902	$45,540	$33,304	$26,645
	Interest capitalized	—	—	—	—	1,761	4,714
	Amortized premiums/discounts	—	—	—	—	—	—
	Amortized capitalized expense related to indebtedness	29	754	5,193	8,443	6,684	2,502
	Estimate of the interest within rental expense	—	—	—	—	—	—
	Preference security dividend requirements of consolidated subs	—	—	—	—	—	—

Total Fixed Charges		$26,155	$16,770	$53,095	$53,983	$41,749	$33,861

Preferred Stock Dividends		—	—	—	—	—	—

Ratio of earnings to fixed charges (1)		0.66	(0.22)	0.60	0.05	0.39	(0.38)

Ratio of fixed charges and preferred stock dividends to earnings (1)		1.50	(4.61)	1.66	20.01	2.53	(2.63)

(1) Fixed charges in excess of earnings		$8,770	$20,404	$21,120	$51,286	$25,269	$46,756